UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Chem Rx Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

69917T103
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 69917T103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 732,750 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 732,750 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,750 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 69917T103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 732,750 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 732,750 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,750 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 69917T103
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 732,750 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 732,750 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,750 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Item 1.      Security and Issuer.

   The name of the issuer is Chem Rx Corporation (formerly known as Paramount Acquisition Corp.), a Delaware corporation (the "Issuer"). The address of the Issuer’s offices is 750 Park Place, Long Beach, New York 11561. This Schedule 13D relates to the Issuer’s common stock, par value $0.0001 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners, and consequently may be deemed to have voting control and investment discretion over securities owned Millennium Partners. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners.

   The business address for Millennium Partners, Millennium Management and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the ("NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   On October 18, 2007 and October 19, 2007, Millennium Partners acquired, in two separate privately negotiated transactions, 332,750 shares of Common Stock at $5.74 per share and 400,000 shares of Common Stock at $6.00 per share, respectively, for total consideration of $1,909,985 and $2,400,000, respectively. Millennium Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millennium Partners as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy. In this case, the Reporting Persons purchased the Common Stock with the intent to cause such Common Stock to be voted in favor of the acquisition by Paramount Acquisition Corp. of B.J.K. Inc., doing business as Chem Rx (the "Transaction").

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, Millennium Partners may be deemed to be the beneficial owner of 732,750 shares of Common Stock, which, in aggregate, represents approximately 5.3% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of approximately (i) 11,900,000 shares of Common Stock outstanding as of August 14, 2007, as reported on the Issuer’s Form 10-Q, dated as of August 14, 2007, plus (ii) 2,500,000 shares of Common Stock issued at the closing of the Transaction, as disclosed in the Issuer’s Schedule 14A filed on August 13, 2007, minus (iii) 637,075 shares of Common Stock that were elected to be converted to cash, as disclosed by the Issuer on an October 22, 2007 press release (Exhibit 99.1 to the Issuer’s Form 8-K, dated October 26, 2007).

   Millennium Management, as the managing partner of Millennium Partners, may be deemed to have voting control and investment discretion over securities owned by Millennium Partners.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the shares of Common Stock beneficially owned by Millennium Partners.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners.

   (b)  Millennium Partners may be deemed to hold shared power to vote and to dispose of the 732,750 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 732,750 shares of Common Stock described in (a) above.

   (c)  Transactions in the Issuer’s Common Stock and warrants to purchase the Issuer’s Common Stock ("Warrants") during the past 60 days: On October 18, 2007 and October 19, 2007, Millennium Partners acquired, in two separate privately negotiated transactions, 332,750 shares of Common Stock at $5.74 per share and 400,000 shares of Common Stock at $6.00 per share, respectively, for total consideration of $1,909,985 and $2,400,000, respectively. As noted in Schedule A, Millenco LLC, an affiliate of the Reporting Persons, purchased and sold Warrants during the past 60 days.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Millenco LLC, an affiliate of the Reporting Persons, maintains an open short position of 7,500 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

   On October 16, 2007, Jerry Silva, the Chief Executive Officer of the Issuer and Steven Silva, the Chief Operating Officer of the Issuer, entered into a put option agreement (the "Put Option Agreement") with Millennium Partners relating to up to 1,439,999 shares of the Issuer’s Common Stock. The Put Option Agreement may be exercised at Millennium Partners’ discretion at any time after the first business day that is 270 days after the closing date of the Transaction, October 26, 2007. (See Item 7, Exhibit II.)

   In connection with arrangements with Millennium Partners’ prime brokers, such prime brokers are permitted to lend securities in Millennium Partners’ accounts to the extent permitted by debit balances in such account. Millennium Partners generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millennium Partners (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millennium Partners or its prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millennium Partners.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of November 2, 2007, by and among Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

   Exhibit II:  Put Option Agreement, incorporated herein by reference to the Issuer’s Supplement to its Proxy Supplement on Schedule 14A, as filed with the SEC on October 17, 2007.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial Chem Rx Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 2, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM MANAGEMENT LLC
By: /s/David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock and Warrants during the past 60 days:

Date of Transaction	Class of Securities	Quantity Purchased (Sold)	Price Per Share $
9/6/2007 (1)	Warrant	-5,000	0.75
9/7/2007 (1)	Warrant	-5,670	0.77
10/3/2007 (1)	Warrant	15,000	0.6467
10/3/2007 (3)	Common Stock	-7,500	5.65
10/4/2007 (1)	Warrant	12,500	0.63
10/18/2007 (1)	Warrant	-300,000	0.94
10/18/2007 (2)	Common Stock	332,750	5.74
10/19/2007 (2)	Common Stock	400,000	6
10/22/2007 (1)	Warrant	-3,700	0.92
10/23/2007 (1)	Warrant	-150,000	0.88
10/24/2007 (1)	Warrant	-49,000	0.85
10/25/2007 (1)	Warrant	-40,000	0.89
10/25/2007 (1)	Warrant	-10,000	0.93
10/25/2007 (1)	Warrant	-7,500	0.93
10/25/2007 (1)	Warrant	-7,500	0.93
10/26/2007 (1)	Warrant	-20,000	0.95
10/29/2007 (1)	Warrant	-14,037	0.95

Notes:

(1)  Purchase or sale of Warrants by Millenco LLC, an affiliate of the Reporting Persons. All transactions in the Issuer’s Warrants were effected by Millenco LLC in the open market.
(2)  On October 18, 2007 and October 19, 2007, Millennium Partners, L.P. acquired, in two separate privately negotiated transactions, 332,750 shares of Common Stock at $5.74 per share and 400,000 shares of Common Stock at $6.00 per share, respectively, for total consideration of $1,909,985 and $2,400,000, respectively.
(3)  Short sale of Common Stock by Millennium Partners, L.P.